                                    UNITED STATES
                               SECURITIES AND EXCHANGE
                                      COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              CHAPARRAL RESOURCES, INC.
                             --------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.50 PAR VALUE
                           ------------------------------
                            (Title of Class of Securities)

                                    -------------
                                    (CUSIP Number)

                                 MR. JOSEPH J. KEENAN
                          865 S. FIGUEROA STREET, SUITE 1500
                            LOS ANGELES, CALIFORNIA  90017
                            ------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    APRIL 1, 1996
                                    --------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. /x/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (continued on following pages)
                                 (Page 1 of 6 Pages)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


- ----------------------------                    ------------------------------
 CUSIP No.                                       PAGE   2   OF   6   PAGES
- ----------------------------                    ------------------------------

- --------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Crescent Investment Co.                      IRS No.   95-6023514
- --------------------------------------------------------------------------------

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /
- --------------------------------------------------------------------------------

    3    SEC USE ONLY
- --------------------------------------------------------------------------------

    4    SOURCE OF FUNDS*         WC
- --------------------------------------------------------------------------------

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /
- --------------------------------------------------------------------------------

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
- --------------------------------------------------------------------------------

         NUMBER OF                     7 SOLE VOTING POWER
                                                 2,000,000
    SHARES BENEFICIALLY             -------------------------------------------
                                       8 SHARED VOTING POWER
         OWNED BY                           None
                                    -------------------------------------------
           EACH                        9 SOLE DISPOSITIVE POWER
                                            2,000,000
         REPORTING
                                    -------------------------------------------
          PERSON
                                       10 SHARED DISPOSITIVE POWER
           WITH                             None

- --------------------------------------------------------------------------------

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,000,000
- --------------------------------------------------------------------------------

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   / /
- --------------------------------------------------------------------------------

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         5.4%
- --------------------------------------------------------------------------------

    14   TYPE OF REPORTING PERSON*     PN
- --------------------------------------------------------------------------------


                         SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                                        3 of 6


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549













                                  S T A T E M E N T
                                  -----------------

                            Pursuant to Section 13(d) of
                            the Securities and Exchange Act
                            and Rule 13d-1 of the Securities
                            and Exchange Commission




                               CRESCENT INVESTMENT CO.

                                                                        4 of 6


         The following statement is submitted by Crescent Investment Co. ("Crescent") in accordance with the provisions of Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1 of the Securities and Exchange Commission.


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of Chaparral Resources, Inc., a Colorado corporation (the "Issuer"), 621 Seventeenth Street, Suite 1301, Denver, Colorado 80293.



ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed for:

              Crescent, a Nevada limited partnership, whose principal business and office address is 865 South Figueroa Street, Suite 1500, Los Angeles, California 90017.

              The general partners of Crescent are:

              -    Robert A. Day, Jr.
                   Trust Company of the West
                   865 South Figueroa Street
                   Los Angeles, California  90017
                   (individually and as trustee of the Tammis Day Trust II)

                   Mr. Robert Day is a U.S. citizen, principally occupied as Chair, CEO & Managing Director of Trust Company of the West.

              -    Howard M. Day
                   65525 Gerking Market Road
                   Bend, Oregon  97701

                   Mr. Howard Day is a U.S. citizen, principally occupied as a rancher and businessman.

              -    Theodore J. Day
                   c/o Hale Day Gallagher
                   100 W. Liberty Street, No. 820
                   Reno, Nevada  89501

                   Mr. Theodore Day is a U.S. citizen, principally occupied in real estate management and development.

                                                                        5 of 6


         There is no information to report with regard to criminal or civil proceedings for the above mentioned individuals or Crescent.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Crescent expended $1,000,000 in its purchase of Common Stock, $0.50 par value (the "Shares") of the Issuer. Payment was made from the working capital of Crescent. No part of such payment was borrowed by Crescent.

ITEM 4.  PURPOSE OF TRANSACTION

         Crescent's purchases were made for investment purposes in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer. Crescent has no plan or proposal described in paragraphs (a) - (j) of Item 4 of
         Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Crescent expended an aggregate of $1,000,000 in its purchase of an aggregate of 2,000,000 of the Shares or 5.4% of the total outstanding (based upon total outstanding Shares of 36,744,192 as of April 15, 1996, as reported in the Issuer's 10-Q for the period ended February 29, 1996). Crescent has sole voting and dispositive power of these shares. Robert A. Day, Howard M. Day and Theodore J. Day share dispositive power of all 2,000,000 Shares held by Cypress in their capacities as general partners of Cypress. The Shares were acquired by Crescent in a private placement on April 1, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Crescent and the Issuer have entered into a Subscription Agreement, filed as an exhibit hereto, with respect to Crescent's purchase of its Shares. Among other things, the Subscription Agreement provides that the Issuer will use its best efforts to prepare and file, no later than 90 days following the completion of the offering, a registration statement with the Securities Exchange Commission, for the purpose of registering such Shares for reoffer and resale.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Subscription Agreement between Crescent and the Issuer.

                                                                        6 of 6

                                      SIGNATURE
                                      ----------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Crescent Investment Co.



By
    -----------------------------------------
    Name: Robert A. Day
    Title: General Partner

Date: May   , 1996
         ---

                                    EXHIBIT E








                             SUBSCRIPTION AGREEMENT
                                                             as of March 7, 1996


Chaparral Resources, Inc.
621 17th Street
Suite 1301
Denver, Colorado 80293

Gentlemen:

          1.   SUBSCRIPTION, PURCHASE AND CLOSING

               1.1 The undersigned, intending to be legally bound, hereby irrevocably subscribes for and agrees to purchase the number of shares (the "Shares") of the Common Stock of the Company, par value $.10 per share (the "Common Stock") of Chaparral Resources, Inc., a Colorado corporation (the "Company") , indicated on the signature page hereto at a price of $.50 per Share upon the terms and conditions set forth in this agreement.

               1.2 The undersigned hereby acknowledges receipt of a copy of the Private Placement Memorandum dated March 4, 1996, together with attachments, relating to the Company and the offering (the "Offering) of the Shares (referred to collectively as the "Documents"). The undersigned further acknowledges that, except as set forth in the Documents or herein, no representations or warranties have been made to it by the Company or by any person acting on behalf of the Company, with respect to the proposed business of the Company or any other aspects or consequences of a purchase of Shares and/or an investment in the Company, and that the undersigned has not relied upon any information concerning the offering, written or oral, other than that contained in the Documents and herein.

               1.3 The undersigned hereby tenders two executed copies of this agreement. The Shares subscribed for hereby shall not be deemed owned by the undersigned, nor shall the undersigned be deemed a holder of securities of the Company, until this subscription has been accepted by the Company and the purchase price for the Shares subscribed for has been paid. The undersigned understands and agrees that the Company reserves the right to reject this subscription for the Shares in whole or in part, in its sole discretion, at any time through the Closing Date (as that term is defined in Section 1.6). This subscription is subject to allotment. If subscription for the Shares is oversubscribed, the Company will determine which subscriptions shall be accepted.

               1.4 In the event of rejection of this subscription, or in the event the sale of the shares is not consummated for any reason (in which event this Subscription Agreement shall be deemed to be rejected), this agreement shall have no force or effect. In addition, in the event that the sale of the Shares is not consummated by March 29, 1996, the Company shall, as soon a practicably thereafter, return or cause to be returned to the undersigned the Purchase Price, without interest.

               1.5 The undersigned hereby agrees to deliver the purchase price (the "Purchase Price") required to purchase the number of Shares subscribed for hereunder, as that amount may be reduced pursuant to Section
1.3 hereof, on the Closing Date set by the Company pursuant to Section 1.6 hereof.

               1.6 At such time as the Company shall determine, the Company shall establish and inform the undersigned of the date upon which the Purchase Price and this subscription was accepted by the Company. At such time as the Company shall determine, Allen & Company Incorporated, as placement agent (the "Placement Agent"), shall establish and inform the undersigned of the closing date for such subscription (the "Closing Date") and the date upon which the Purchase Price shall be delivered to the Company. The Company, in its sole discretion, may conduct multiple closings, provided that the final Closing Date shall be no later than March 29, 1996.

               1.7 Payment of the full Purchase Price for the Shares shall be made by 1:00 p.m. on the day prior to the Closing Date by wire transfer of immediately available funds or by such other means as the Company shall approve. The Company or the Placement Agent will notify the undersigned as to payment instructions. Promptly after the Closing Date, certificates representing the Shares purchased by the undersigned will be delivered by the Company to the undersigned.

          2.   REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED.

                The undersigned hereby acknowledges, represents and warrants to, and agrees with, the Company as follows;

                    (a) The undersigned is acquiring the Shares for its own account as principal, for investment purposes only, and not with a view to, or for, resale or distribution thereof, in whole or in part and no other person has a direct or indirect beneficial interest in the Shares.

                    (b) The undersigned has carefully read the Documents, and has relied solely upon the Documents and investigations made by or on behalf of the undersigned in making the decision to invest in the Company. The Shares herein subscribed for are being purchased without any person or entity connected with the purchase relying upon any sales literature, prospectus or presentation other than this agreement and the Documents.

                    (c) The undersigned acknowledges its understanding that the offering and sale of the Shares is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Act"), by virtue of Section 4(2) of the Act and the provisions of Regulation D thereunder;

                    (d) The undersigned is an "Accredited Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Act.

                    (e) The undersigned has been given the opportunity to ask questions of, and receive answers from the Company and its officers concerning the terms and conditions of the offering and other matters pertaining to this investment and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in the Documents or that which was otherwise provided in order for it to evaluate the merits and risks of purchase of the Shares.

                    (f) The undersigned understands that the sale, transfer or assignment of the Shares has not been registered, under the Act and that such securities cannot be sold, transferred or assigned unless the sale, transfer or assignment is first registered under the Act or as may be permitted under the Rules and Regulations of the Securities and Exchange Commission (the "Commission") in effect at the time of sale, transfer or assignment, and then only in compliance with all applicable state securities laws. The undersigned agrees that until such time as the Shares may be qualified for sale, each certificate representing the Shares shall bear on its face a restrictive legend. The undersigned further consents that the Company may place a stop order on the certificates evidencing the Shares, restricting the transfer of such securities except in compliance with the terms of this Subscription Agreement.

                    (g) The undersigned recognizes that an investment in the Company involves a high degree of risk, acknowledges that he or she may lose his or her entire investment and has full cognizance of and understands the risk factors related to an investment in the Company, including, but not limited to, those described in the Documents and incorporated by this reference herein in its entirety.

                    (h) The undersigned can bear the economic risks of illiquidity, the risks inherent in this investment and the loss of his or her entire investment.

                    (i) The undersigned is not taking and will not take or cause to be taken, any action that would cause the undersigned to be deemed an underwriter, as defined in Section 2(11) of the Act with respect to the Shares, other than to the extent the undersigned may be deemed to be an underwriter in connection with sales by it of Shares registered under the Act.

                    (j) The undersigned understands that the Shares are being offered and sold in reliance on specific exemptions from the registration requirements of Federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements and understandings set forth herein in order to determine the applicability of such exemptions and the suitability of the undersigned to acquire the Shares.

                    (k) The undersigned has the full right, power and authority to enter into this agreement. The execution, delivery and performance of this agreement by the undersigned has been duly and validly authorized and approved
by all necessary corporate action, if any.   This agreement is a valid and
binding agreement of the undersigned, enforceable in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization or other similar laws and legal and equitable principles limiting or affecting the rights of creditors generally and/or (b) general principles of equity, regardless of whether considered in a proceeding in equity or at law,

                    (l) The undersigned maintains a domicile or business at the address shown on the signature page of this agreement, at which address the undersigned has subscribed for the Shares hereunder.

                    The undersigned represents that the foregoing representations and warranties are true and correct as of the date hereof and, unless the undersigned otherwise notifies the Company prior to the Closing Date, shall be true and correct as of the Closing Date. The foregoing representations, warranties and agreements shall survive the Closing Date.

                    3.   REPRESENTATIONS OF THE COMPANY.

                    The undersigned is subscribing for the Shares based upon the following representations and warranties of the Company, which the Company hereby confirms by accepting this subscription:

                    (a) ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has the corporate power to own and/or lease its properties and to conduct its business in the places where such properties are now owned, leased or operated or such business is presently conducted. The Company is duly qualified and licensed as a foreign corporation in each jurisdiction in which it owns or leases real property or in which its operations or activities would otherwise require such qualification except where the failure to so qualify would not have a material adverse effect on its business.

                    (b) AUTHORIZATION. The execution, delivery and performance of this agreement by the Company has been duly and validly authorized and approved by its Board of Directers and this agreement, when executed by a duly authorized officer of this Company, will be valid and binding agreement of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization or other similar laws and legal and equitable principles limiting or affecting the rights of creditors generally and/or (ii) general principles of equity, regardless of whether considered in a proceeding in equity or at law.

                    (c) CAPITALIZATION. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.10 par value per share. All issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable.

                    (d) NO VIOLATIONS; DEFAULTS. The execution and delivery of this agreement and the consummation of the transactions contemplated by this agreement will not (i) violate, result (with the lapse of time or giving of notice, or both) in a violation of, conflict with, or constitute a default under, or permit the termination or acceleration of the maturity of, any material indebtedness or material obligation of the Company; (ii) violate, result (with the lapse of time or giving of notice, or both) in violation of, conflict with or constitute a default under, any material term of, or permit the termination of, any material note, mortgage, indenture, license, agreement, contract, arrangement, understanding or other instrument to which the Company is a party, or by which it is bound or the Certificate of Incorporation or By Laws of the Company; (iii) except as contemplated by this agreement or where the absence would not have a material adverse effect on the Company or its subsidiaries, taken as a whole, require consent, approval, waiver or authorization from or registration or filing with any party, including but not limited to any party to any material agreement to which the Company is a party or by which it is bound or by any regulatory or governmental agency, body or entity; or (iv) violate any statute, law, rule, regulation or ordinance, or any judgment, decree, order, regulation or rule of any court, tribunal, administrative or govermental agency, body or entity to which the Company or its properties are subject.

                    (e)  VALIDITY OF SECURITIES.   The Shares when issued in
accordance with the terms and conditions hereof will be validly authorized, legally issued, fully paid and non-assessable and the delivery to the undersigned of the Shares delivered pursuant to this Subscription Agreement shall vest in it good and marketable title thereto, free of any and all liens, options, encumbrances, charges, third-party rights or claims of any nature whatsoever except for restrictions on transfers set forth herein or imposed by law.

                    (f) DISCLOSURE. The Company is aware of no facts which lead it to believe that the Documents contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                    The Company represents that the foregoing representations and warranties are true and correct as of the date hereof and, unless the Company otherwise notifies the undersigned prior to the Closing Date, shall be true and correct as of the Closing Date. The foregoing representations and warranties shall survive the Closing Date.

               4.   REGISTRATION RIGHTS.

                    4.1 REGISTRATION OF SHARES. As soon as practicable, but in any event no later than 90 days after the final Closing Date, the Company will file a registration statement (the "Registrazion Statement") under the Act with respect to all shares of Common Stock issued in the Offering (collectively, the "Subject Stock") and the Company shall use its best efforts to cause such Registration Statement to become effective as soon as practicable after filing. In connection therewith, the undersigned will provide in a timely manner all such information and materials pertaining to it as may be required in order to permit the Company to comply with all applicable requirements of the Commission and to obtain the acceleration of the effective date of the Registration Statement. In connection with such registration, the Company shall:

                    (a) keep the Registration Statement effective until the earlier of when the undersigned has sold its Subject Stock or one year following the effective date of the Registration Statement;

                    (b) as expeditiously as possible furnish to the undersigned such reasonable numbers of copies of the prospectus as the undersigned may reasonably request in order to facilitate the public sale or other disposition of the Subject Stock;

                    (c) as expeditiously as possible use its best efforts to register or qualify the Subject Stock under the securities or Blue Sky laws of such states as the undersigned shall reasonably request, PROVIDED, HOWEVER, that the Company shall not be required in connection with this paragraph (c) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction;

                    (d) pay all costs and expenses incident to registration hereunder, except as set forth it Section 4.2.

                    4.2 HOLDER'S FEES. The undersigned shall pay any and all underwriters' discounts, brokerage fees and transfer taxes incident to the sale of the Subject Stock sold by the undersigned pursuant to this Section and the fees and expenses of its counsel.

               5.   MISCELLANEOUS.

                    5.1 Neither this agreement nor any provisions hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any such waiver, change, discharge or termination is sought to be enforced,

                    5.2 Any notice, demand or other communication which any party hereby may be required or may elect, to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States mail letter box, registered or certified mail, return receipt requested, addressed to such address as may be given herein three business days after such deposit, or (b) delivered personally at such address. The Company's address for notices is set forth on the first page hereof.

                    5.3 This agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

                    5.4 Except as otherwise provided herein, the agreement shall be binding upon and inure to the benefit of the parties and their successors, legal representatives and assigns.

                    5.5 This instrument contains the entire agreement of the parties, and there are no representations, covenants or other agreements except as stated or referred to herein.

                    5.6 This agreement is not transferable or assignable by the undersigned except as may be provided herein.

                    5.7 This agreement shall be governed by and construed in accordance with the law of the State of New York applicable to agreements made and to be performed in that State.

          IN WITNESS WHEREOF, the undersigned has caused to be executed this agreement as of the date indicated and agrees to be bound by this agreement.

                                        PURCHASER

                                        CRESCENT INVESTMENT CO.
                                        -----------------------------------


                                        By:  /s/ [Illegible]
                                             ------------------------------

                                        865 S. FIGUEROA ST., STE 1500
                                        -----------------------------------


                                        LOS ANGELES, CA  90017
                                        -----------------------------------
                                             [Principal Address]

                                                 88-0148914
                                        -----------------------------------
                                             [Tax Identification Number]


                                        Number of Shares
                                        to be Purchased:        2,000,000
                                                                ---------
                                        Price per Share:             $.50
                                                                ---------
                                        Total Purchase
                                        Price:                 $1,000,000
                                                                ---------


Accepted By:

CHAPARRAL RESOURCES, INC.

By:
     ------------------------------
     Name:
     Title: